

Mail Stop 4561

August 22, 2016

Venkat Garikapati
Chief Executive Officer
Scottline Healthcare Solutions, Inc.
6575 West Loop South, Suite 140
Bellaire, TX 77401

>   **Re: Scottline Healthcare Solutions, Inc.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed August 4, 2016**
>   **File No. 024-10575**

Dear Mr. Garikapati:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2016 letter.

General

1.   We note your disclosure on pages 1 and 11 of the offering statement that the Series A Convertible Preferred Stock is convertible into shares of your common stock at $1.00 per share. Please revise to clarify, if accurate, that each share of Series A Convertible Preferred Stock is convertible into one share of common stock, as provided in Section 4 of the Certificate of Designation for your Series A Convertible Preferred Stock filed as an exhibit to your Form 1-A, or advise.

Part III

Exhibits

2.   We note the legality opinion provided in response to prior comment 4. Please provide a revised opinion that also opines on the legality of the shares of common stock underlying the Series A Convertible Preferred Stock. For guidance, consider Section II.B.1.f of our Staff Legal Bulletin No. 19.

       Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or, in his absence, the undersigned at (202) 551-3483 with any questions.

                                           Sincerely,

                                           /s/ Katherine Wray

                                         Katherine Wray
                                         Attorney-Advisor
                                         Office of Information Technologies
                                         and Services

cc: M. Richard Cutler, Esq.
        Cutler Law Group